Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-180903

April 24, 2012

April 24, 2012

Dear Shareholder:

We are pleased to inform you that the Board of Directors recently approved several positive changes to the Penseco Financial Services Corporation Dividend Reinvestment and Stock Purchase Plan (the “Plan”), which will become effective beginning with the second quarter 2012 dividend. The revised Prospectus is enclosed and available on Registrar and Transfer Company’s website at www.rtco.com. Also, enclosed for your review is our Dividend Reinvestment and Stock Purchase Plan Brochure.

The revised Plan includes the following features and benefits:

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Previously, our Dividend Reinvestment Plan was only available to registered shareholders. This revised Plan is now available to our beneficial holders and street holders, who may request their broker or nominee to enroll in the Plan on their behalf.

•	As of this date and until further notice, brokerage commissions in connection with purchases made under the Plan will be paid by the Company.

•

The Plan will initially and until further notice, allow participants to make optional cash payments on a quarterly basis from a $100 minimum to a $30,000 maximum to purchase additional shares. These payments can be made through personal checks to Registrar and Transfer Company or by taking advantage of the new quarterly automatic deductions feature.

•	At your option, the Plan Administrator will provide for the safekeeping of stock certificates for shares credited to each Plan account.

•

Participants will receive an account statement shortly after the Plan Administrator acquires their shares. These statements are the participant’s continuing record of the purchase price of the shares of Penseco common stock acquired and the number of shares acquired, and should be retained for tax purposes.

•	The Plan now allows for the sale of shares acquired through the Plan directly by the Plan Administrator if the Plan Participant so chooses.

•

Shares of common stock issued under the Plan, at the election of our board of directors, may be purchased at a discount to the market price as determined under the Plan. As of the implementation date of the Plan, there are no discounts currently available.

•	Participants may have dividends reinvested with respect to all or as little as 10% of their shares.

The Plan is completely voluntary and you may terminate your participation at any time. If you wish to participate in the Plan, you will need to contact your broker and request that they enroll you in the Plan. If you decide not to participate in the Plan, you will continue to receive your cash dividends.

The accompanying material presents the details of the Plan in a question-and-answer format. Please read the enclosed Prospectus carefully. It should answer most questions you may have about the Plan. If you have additional questions, please address them to Registrar and Transfer Company, Investor Relations Department at (800) 368-5948 or please call Marie Luciani, Investor Relations Officer, Penseco Financial Services Corporation at (800) 327-0394 ext. 2352.

Thank you for your support and investment in Penseco Financial Services Corporation.

Sincerely yours,

President and CEO

Penseco Financial Services Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Penseco Financial Services Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Penseco Financial Services Corporation will arrange to send you the prospectus if you request it by contacting Registrar and Transfer Company, by telephone at (800) 368-5948 or by email at m.luciani@pennsecurity.com.